                                   EXHIBIT 8
                                 LOAN AGREEMENT

         This Loan Agreement is made and entered into as of December 1, 1999, by and between WILLIAM M. RYCHEL ("Rychel") and TEKGRAF, INC., a Georgia corporation ("Tekgraf").

         Rychel wishes to borrow $1,775,000 from Tekgraf to enable Rychel to purchase shares of Tekgraf's Class A Common Stock, $.001 par value (the "Class A Stock") and Class B Common Stock, $.001 par value (the "Class B Stock") from other Tekgraf shareholders. Management of Tekgraf has proposed that all outstanding Class B Stock be reclassified into Class A Stock on a one-to-one basis (the "Reclassification"), and Rychel and Tekgraf acknowledge that certain benefits would accrue to Tekgraf and its shareholders were the Reclassification to occur. The purchases by Rychel would be made in connection with the Reclassification, to insure that as much of the Class A Stock and Class B Stock as possible is voted in favor of the Reclassification if it is presented to the shareholders for approval. Therefore, Tekgraf is agreeable to making the loan to Rychel.

         Therefore, in consideration of the premises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1. The Loan. Tekgraf hereby agrees to loan to Rychel, and Rychel hereby agrees to, and hereby does, borrow from Tekgraf, in reliance on and subject to the terms and conditions contained herein, the amount of $1,775,000 (the "Loan"). The Loan is evidenced by a promissory note in the form attached hereto as Exhibit A and by this reference incorporated herein and made a part hereof (the "Note").

2. Interest Rate. The outstanding principal balance of the Loan shall bear interest at the rate per annum that is one fourth of a percentage point (.25%) above the rate paid by Tekgraf from time to time under its Loan and Security Agreement dated as of July 2, 1998, between Tekgraf and [name of bank deleted]. The Tekgraf rate currently is the monthly LIBOR Index Rate plus 2.5%.

3. Payment. The principal of and all interest accrued on the Loan shall be due and payable on the first anniversary of this Agreement, or on the next business day if the first anniversary falls on a weekend or holiday on which national banks are closed.

4. Prepayment. Rychel may prepay the Loan, in whole or in part, at any time without penalty. Prepayments shall be applied consistent with the terms of the Note.

5. Security. As security for the payment of the Loan, Rychel has entered into (a) a Stock Pledge Agreement dated the date hereof (the "Stock Pledge Agreement") pursuant to which he has pledged to Tekgraf 221,042 shares of Class A Stock and 970,758 shares of Class B Stock, and

        (b) a Collateral Assignment dated the date hereof pursuant to which he has collaterally assigned to Tekgraf his rights under certain agreements to purchase additional shares of Class B Stock.

6.      Covenants.

        (a) At every meeting of the Tekgraf shareholders at which the Reclassification is submitted for approval, and at every adjournment thereof, and on every action or approval by written consent of the Tekgraf shareholders with respect to the Reclassification, Rychel shall cause all of his shares of Class A Stock and Class B (collectively, the "Rychel Shares") to be voted, or such action to be taken or approval given, in favor of the Reclassification. Rychel understands that the Reclassification may be effected by an amendment to Tekgraf's Articles of Incorporation, or by other corporate actions submitted to the shareholders for approval, and Rychel acknowledges that he will vote all the Rychel Shares in accordance with the preceding sentence in any way recommended by Tekgraf's Board of Directors as necessary or appropriate to effect the Reclassification. Rychel also agrees to vote all the Rychel Shares against, and refrain from taking any other action with respect to, any proposal to any of the Tekgraf shareholders which if approved could prevent or delay the implementation of the Recapitalization. For purposes of this Agreement, the term "Rychel Shares" shall be deemed to include any other Tekgraf securities that Rychel currently or hereafter owns or controls that are then entitled to vote, including, but not limited to, common stock and preferred stock as to which Rychel exercises voting control at the time of the meeting or other action or approval.

        (b) Rychel shall use the proceeds of the Loan to purchase an aggregate of 117,400 shares of Class A Stock and 689,583 shares of Class B Stock (collectively, the "Purchased Shares") from the following Tekgraf shareholders in the following amounts, and to make a down payment for a delayed purchase of an additional 161,333 shares of Class B Stock (the "Delayed Shares") from the following Tekgraf shareholders in the following amounts:

                                             Number of Purchased Shares
                                          Class A Stock         Class B Stock
         Martyn L. Cooper                     41,955                189,045
         J. Thomas Woolsey                    75,445                356,888
         A. Lowell Nerenberg                                         36,750
         Beverly Nerenberg                     3,767                 90,383
         Rosa Sabato                                                 12,750


                                              Number of Delayed Shares
         Martyn L. Cooper                      55,600
         J. Thomas Woolsey                    105,733

         (c) Rychel shall use his reasonable efforts to sell as many of the Purchased Shares as may be necessary to prepay the Loan as soon as practicable; provided, however, Rychel shall not be required to sell any of the Purchased Shares at a price below $2.65 per share (such amount to be appropriately adjusted in the event of any future stock split, stock combination, stock dividend, or similar event). In connection with such sales, Rychel shall consult with Tekgraf's Board of Directors with the goal that such sales be conducted in private transactions if possible, so as not to disrupt the public trading markets for Tekgraf's stock.

         (d) Rychel hereby grants Tekgraf the option to purchase any or all of the Purchased Shares from him at a price per share equal to the following percentage of the average trading price of the Class A Stock measured over the 20 consecutive trading days on which the Class A Stock traded, with the last such trading day being not later than the last business day before the date of exercise of this option:

If at the time of attempted exercise the average            Then the applicable
trading price is:                                           percentage will be:
More than $3.00 and less than or equal to $4.50                  90%
More than $4.50 and less than or equal to $6.00                  88.5%
More than $6.00                                                  85%

             Provided, however, (i) this option shall not be exercisable unless the trading price is at least $3 per share at the time of attempted exercise; (ii) this option shall terminate as soon as all of the principal and interest under the Loan has been paid; and (iii) the above trading price numbers shall be appropriately adjusted in the event of any future stock split, stock combination, stock dividend, or similar event. For purpose of this subsection, the trading price shall be the last sale price if the Class A Stock is traded on the Nasdaq National Market, and the average of the last bid and asked prices if the Class A Stock is traded on another market. To exercise this option, Tekgraf shall deliver to Rychel a written notice of exercise stating the number of shares to be purchased, and the proposed closing date, which shall be between 10-15 business days after exercise. On the closing date Rychel shall deliver such executed documents as may be necessary to transfer the shares to be purchased by Tekgraf, and Tekgraf shall pay the purchase price to Rychel, first by treating the payment as a prepayment under the Note, to the extent of the outstanding principal and interest, with the balance if any payable in immediately available funds.

        (e) For as long as any principal or interest under the Loan remains outstanding and unpaid, Rychel will maintain a life insurance policy on his life in the amount of $2 million, with Tekgraf as the beneficiary.

         (f) Tekgraf shall indemnify and hold harmless Rychel and his heirs, executors, administrators and assigns (collectively, the "Indemnified Persons") from and against any claim, lawsuit or proceeding by a third party against an Indemnified Person by reason of Tekgraf having made the Loan to Rychel, Rychel having accepted the Loan, and Rychel having purchased any of the Purchased Shares; provided, however, Tekgraf shall have no responsibility to indemnify any of the Indemnified Persons against claims, lawsuits or proceedings based on intentional misconduct or any violation of applicable securities laws by Rychel.

7. Default. The occurrence of any one or more of the following shall constitute a default under this Agreement:

         (a) Rychel fails to pay within fifteen (15) days after the date when due any amount payable under the Note; or

         (b) Rychel is in material breach of this Agreement or the Stock Pledge Agreement, and such breach is not cured within 30 days after receiving notice thereof from Tekgraf.

             Upon the occurrence of any one or more of the foregoing events of default, the entire unpaid principal balance of the Loan shall be immediately due and payable, without presentment, protest, or further demand or notice of any kind, all of which are hereby expressly waived. In addition, Tekgraf shall have all the rights accruing to it under the Stock Pledge Agreement. All rights and remedies of Tekgraf hereunder are cumulative and may be exercised successively or concurrently with other rights Tekgraf may have at law or in equity.

8.        Miscellaneous.

         (a) Entire Agreement. This Agreement and the instruments, agreements, and other documents contemplated hereby supersede all prior discussions, understandings, and agreements between and among the parties with respect to the matters contained herein, and this Agreement and the instruments, agreements, and other documents contemplated hereby contain the sole and entire agreement between the parties hereto with respect to the matters contemplated herein.

         (b) Amendments. This Agreement may not be amended or supplemented except in writing by the parties hereto.

         (c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         (d) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

         (e) Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective principals, heirs, legal representatives, assigns and successors.

         (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the United States of America and the State of Georgia. Tekgraf and Rychel irrevocably consent to the exclusive jurisdiction and venue of the courts of any county in the State of Georgia and the United States District Court for the Northern District of Georgia, in any judicial proceeding brought to enforce this Agreement. The parties agree that any forum other than the State of Georgia is an inconvenient forum and that a lawsuit (or non-compulsory counterclaim) brought by one party against another party in a court of any jurisdiction other than the State of Georgia should be forthwith dismissed or transferred to a court located in the State of Georgia.

         (g) Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered (i) five (5) days after deposit in the United

             States mail, prepaid, by certified mail, with return receipt requested; (ii) when delivered personally; (iii) one (1) day after delivery to a nationally-recognized overnight courier; or (iv) when transmitted by fax with telephone confirmation of receipt if a copy is concurrently transmitted by U.S. mail or overnight courier as stated above; in all cases, if applicable, with delivery prepaid and addressed to the party to be notified to the address set forth beneath such party's signature below, or to such other address and fax number of which a party has given notice to the other party as provided in this subsection.

         (h) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, but such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         The parties hereto have executed this Loan Agreement as of the day and year first written above.

                                            TEKGRAF, INC.


/s/ William M. Rychel                       By:   /s/ W. Jeffrey Camp
-------------------------                      --------------------------------
William M. Rychel                           645 Hembree Parkway, Suite J
980 Corporate Woods Parkway                 Roswell, GA 30076
Vernon Hills, IL  60061                     Fax:  (770) 442-6072
Fax:  (954) 697-4329